

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 22, 2010

Mr. W. John Short, Chief Executive Officer
Nutracea
6720 N. Scottsdale Road
Scottsdale, AZ 85253

>   **Re: Nutracea**
>   **Form 10-K for the Fiscal Years Ended December 31, 2008 and 2007**
>   **Filed October 20, 2009 and March 17, 2008**
>   **File No. 0-32565**

Dear Mr. Short:

We have completed our review of your Form 10-Ks and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director